Exhibit 99.1

Management, Audit, Finance and Risk Committee, and Auditor Reports

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The preparation and presentation of the Company's Consolidated Financial Statements and the overall quality of the Company's financial reporting are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include estimates, which are based on management's best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as at December 31, 2006.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, the Company's Independent Registered Chartered Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2006. The Report of Independent Registered Chartered Accountants expresses an unqualified opinion on management's assessment of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility with the assistance of the Audit, Finance and Risk Committee of the Board of Directors.

Ron A. Brenneman	E.F.H. Roberts
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
February 12, 2007	February 12, 2007

AUDIT, FINANCE AND RISK COMMITTEE OF THE BOARD OF DIRECTORS

The Audit, Finance and Risk Committee (the Committee), which is composed of not fewer than three (currently five) independent directors, assists the Board of Directors in the discharge of its responsibility for overseeing management's performance of the financial reporting and internal control responsibilities. The Committee reviews the annual and quarterly Consolidated Financial Statements, accounting policies and the overall quality of the Company's financial reporting, and the financial information contained in prospectuses and in reports filed with regulatory authorities, as required. The Committee also reviews and makes recommendations to the Board of Directors regarding financial matters and oversees the process that management has in place to identify business risks. The Committee members are all independent pursuant to National Instrument 52-110 (N1 52-110), NYSE Corporate Governance Standards and the Sarbanes-Oxley Act of 2002 (SOX), and are financially literate, with one member who has been recognized as a "financial expert" in accordance with SOX requirements.

With respect to the external auditors, the Committee reviews and approves the terms of engagement, the scope and plan for the external audit, and reviews the results of the audit and the Reports of the Independent Registered Chartered Accountants. The external auditors report to the Committee. The Committee discusses the external auditors' independence from management and the Company with the auditors and receives written confirmation of their independence. The Committee also recommends to the Board of Directors the external auditors to be appointed by the shareholders and approves in advance fees for the external auditors' services.

With respect to the contract auditor's engagement to provide internal audit services, the Committee reviews the engagement contract, reviews and approves the scope and plan for the internal audit, receives periodic reports and reviews significant findings and recommendations. The contract auditor reports to the Committee.

Senior management, the external auditors and the contract auditor attend all Audit, Finance and Risk Committee meetings and each is provided with the opportunity to meet privately with the Committee.

Paul D. Melnuk
Chairman of the Audit, Finance and Risk Committee
February 12, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Petro-Canada:

We have audited management's assessment, included in the accompanying Management's Responsibility for the Financial Statements and Report on Internal Control Over Financial Reporting, that Petro-Canada and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements as of and for the year ended December 31, 2006 of the Company and our report dated February 12, 2007 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to a change in accounting principle.

Independent Registered Chartered Accountants
Calgary, Canada
February 12, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Petro-Canada:

We have audited the accompanying Consolidated Balance Sheet of Petro-Canada and subsidiaries as of December 31, 2006 and 2005, and the related Consolidated Statements of Earnings, Retained Earnings and Cash Flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the years ended December 31, 2005 and December 31, 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of Petro-Canada and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Independent Registered Chartered Accountants
Calgary, Canada
February 12, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the Consolidated Financial Statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and shareholders on the Consolidated Financial Statements of Petro-Canada, dated February 12, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
February 12, 2007

CONSOLIDATED STATEMENT OF EARNINGS
(stated in millions of Canadian dollars, except per share amounts)

For the years ended December 31,	2006	2005	2004
REVENUE
Operating	$18,911	$17,585	$14,270
Investment and other income (expense) (Note 5)	(242)	(806)	(312)
	18,669	16,779	13,958
EXPENSES
Crude oil and product purchases	9,649	8,846	6,740
Operating, marketing and general (Note 6)	3,180	2,962	2,572
Exploration (Note 15)	339	271	235
Depreciation, depletion and amortization (Notes 6 and 15)	1,365	1,222	1,256
Unrealized gain on translation of foreign currency denominated long-term debt	(1)	(88)	(77)
Interest	165	164	142
	14,697	13,377	10,868
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	3,972	3,402	3,090
PROVISION FOR INCOME TAXES (Note 7)
Current	2,073	1,794	1,365
Future	311	(85)	27
	2,384	1,709	1,392
NET EARNINGS FROM CONTINUING OPERATIONS	1,588	1,693	1,698
NET EARNINGS FROM DISCONTINUED OPERATIONS (Note 4)	152	98	59
NET EARNINGS	$1,740	$1,791	$1,757
EARNINGS PER SHARE FROM CONTINUING OPERATIONS (Note 8)
Basic	$3.15	$3.27	$3.21
Diluted	$3.11	$3.22	$3.17
EARNINGS PER SHARE (Note 8)
Basic	$3.45	$3.45	$3.32
Diluted	$3.41	$3.41	$3.28

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(stated in millions of Canadian dollars)

For the years ended December 31,	2006	2005	2004
RETAINED EARNINGS AT BEGINNING OF YEAR	$7,018	$5,408	$3,810
Net earnings	1,740	1,791	1,757
Dividends on common shares	(201)	(181)	(159)
RETAINED EARNINGS AT END OF YEAR	$8,557	$7,018	$5,408

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
(stated in millions of Canadian dollars)

For the years ended December 31,	2006	2005	2004
OPERATING ACTIVITIES
Net earnings	$1,740	$1,791	$1,757
Less: Net earnings from discontinued operations	152	98	59
Net earnings from continuing operations	1,588	1,693	1,698
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	1,365	1,222	1,256
Future income taxes	311	(85)	27
Accretion of asset retirement obligations (Note 20)	54	50	50
Unrealized gain on translation of foreign currency denominated long-term debt	(1)	(88)	(77)
Gain on disposal of assets (Note 5)	(30)	(48)	(12)
Unrealized loss associated with the Buzzard derivative contracts (Note 24)	259	889	333
Other	18	14	33
Exploration expenses (Note 15)	123	140	117
Proceeds from sale of accounts receivable (Note 10)	-	80	399
(Increase) decrease in non-cash working capital related to continuing operating activities (Note 9)	(79)	(84)	104
Cash flow from continuing operating activities	3,608	3,783	3,928
Cash flow from discontinued operating activities (Note 4)	15	204	233
Cash flow from operating activities	3,623	3,987	4,161
INVESTING ACTIVITIES
Expenditures on property, plant and equipment and exploration (Note 15)	(3,435)	(3,606)	(3,955)
Proceeds from sale of assets (Note 4)	688	81	44
Increase in deferred charges and other assets	(50)	(70)	(36)
Acquisition of Prima Energy Corporation (Note 12)	-	-	(644)
Decrease in non-cash working capital related to investing activities (Note 9)	59	237	10
Cash flow used in investing activities	(2,738)	(3,358)	(4,581)
FINANCING ACTIVITIES
Increase (decrease) in short-term notes payable	-	(303)	314
Proceeds from issue of long-term debt (Note 18)	-	762	533
Repayment of long-term debt	(7)	(6)	(299)
Proceeds from issue of common shares (Note 21)	44	64	39
Purchase of common shares (Note 21)	(1,011)	(346)	(447)
Dividends on common shares	(201)	(181)	(159)
Increase in non-cash working capital related to financing activities (Note 9)	-	-	(26)
Cash flow used in financing activities	(1,175)	(10)	(45)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(290)	619	(465)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	789	170	635
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 13)	$499	$789	$170
CASH AND CASH EQUIVALENTS - DISCONTINUED OPERATIONS (Note 4)	$-	$68	$206
CASH AND CASH EQUIVALENTS - CONTINUING OPERATIONS	$499	$721	$(36)

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET
(stated in millions of Canadian dollars)

As at December 31,	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 13)	$499	$721
Accounts receivable (Note 10)	1,600	1,617
Inventories (Note 14)	632	596
Future income taxes (Note 7)	95	-
Assets of discontinued operations (Note 4)	-	237
	2,826	3,171

PROPERTY, PLANT AND EQUIPMENT, NET (Note 15)	18,577	15,921
GOODWILL (Note 16)	801	737
DEFERRED CHARGES AND OTHER ASSETS (Note 17)	442	415
ASSETS OF DISCONTINUED OPERATIONS (Note 4)	-	411
	$22,646	$20,655

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,319	$2,895
Income taxes payable	22	82
Liabilities of discontinued operations (Note 4)	-	102
Current portion of long-term debt	7	7
	3,348	3,086

LONG-TERM DEBT (Note 18)	2,887	2,906
OTHER LIABILITIES (Note 19)	1,826	1,888
ASSET RETIREMENT OBLIGATIONS (Note 20)	1,170	882
FUTURE INCOME TAXES (Note 7)	2,974	2,405

COMMITMENTS AND CONTINGENT LIABILITIES (Note 25)

SHAREHOLDERS' EQUITY
Common shares (Note 21)	1,366	1,362
Contributed surplus (Note 21)	469	1,422
Retained earnings	8,557	7,018
Foreign currency translation adjustment	49	(314)
	10,441	9,488

	$22,646	$20,655

See accompanying Notes to Consolidated Financial Statements

Approved on behalf of the Board of Directors

Ron A. Brenneman                                       Brian F. MacNeill
Director                                              Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in millions of Canadian dollars, unless otherwise stated)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The Consolidated Financial Statements include the accounts of Petro-Canada and all subsidiary companies (the Company) and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Differences between Canadian and United States GAAP are explained in Note 27.

Substantially all of the Company's exploration and development activities are conducted jointly with others. Only the Company's proportionate interests in such activities are reflected in the Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, asset retirement obligations, income taxes, employee future benefits, the estimates of oil and gas reserves and related depreciation, depletion and amortization, the valuation of the Buzzard derivative contracts and the valuation of goodwill.

(b)	Revenue Recognition

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer. Revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners. Inter-segment sales are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer; these amounts are eliminated on consolidation.

International operations conducted pursuant to exploration and production-sharing agreements (EPSAs) are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the EPSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each EPSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Cost Recovery Oil and Profit Oil are reported as sales revenue. Profit Oil that is attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government stakes, other than income taxes, are considered to be royalty interests.

(c)	Transportation Costs

Transportation costs incurred to transport crude oil, natural gas and refined products to customers, which are included in operating marketing and general expenses, are recognized when the product is delivered and the service is provided.

Note 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(d)	Foreign Currency Translation

Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. With the exception of items pertaining to self-sustaining operations, the other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expense items are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

The Company's International business segment and the U.S. Rockies upstream operations included in the North American Natural Gas business segment are operated on a self-sustaining basis. Assets and liabilities of these operations, including associated long-term debt, are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the foreign currency translation adjustment as part of shareholders' equity.

(e)	Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the temporary differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

(f)	Earnings Per Share

Basic earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if stock options, excluding stock options with a cash payment alternative, were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. A liability expense is recorded for stock options with a cash payment alternative. Accordingly, the potential common shares associated with these stock options are not included in the calculation of diluted earnings per share.

(g)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash in banks, less outstanding cheques, and short-term investments with a maturity of 90 days or less when purchased. Short-term investments are recorded at the lower of cost or market value.

(h)	Sale of Accounts Receivable

The transfers of accounts receivable are accounted for as sales, other than the retained interest, when the Company has surrendered control over the transferred receivables and received proceeds. Gains or losses are recognized as other income or expenses and are dependent upon the purchase discount as well as the previous carrying amount of the receivables transferred, which is allocated between the receivables sold and the retained interest, based on their relative fair values at the date of the transfer. Fair value is determined based on the present value of future expected cash flows.

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of crude oil and refined products is determined primarily on a "last-in, first-out" (LIFO) basis. Cost of other inventory is determined primarily on an average cost basis. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location.

(j)	Investments

Investments in companies over which the Company has significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

(k)	Property, Plant and Equipment

Investments in exploration and development activities are accounted for using the successful efforts method. Under this method, the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells which are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

Maintenance and repair costs, including planned major maintenance, are expensed as incurred.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

(l)	Depreciation, Depletion and Amortization

Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the unit of production method. Development and exploration drilling and equipment costs are depleted over the remaining proved developed reserves and proved property acquisition costs over the remaining proved reserves.

Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, as appropriate. Straight line depreciation is based on the estimated service lives of the related assets, which range from three to 25 years.

Deferred financing costs are amortized on a straight line basis over the term of the related liability.

Costs associated with significant development projects are not depleted until commencement of commercial production.

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(m)	Asset Retirement Obligations

The fair values of estimated asset retirement obligations are recorded as liabilities when incurred and the associated cost is capitalized as part of the cost of the related asset. Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The associated accretion is recorded in operating expense and the depreciation is included in depreciation, depletion and amortization expense. Actual expenditures incurred are charged against the accumulated obligation.

(n)	Goodwill

Acquisitions are accounted for using the purchase method. Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition. Goodwill, which is not amortized, is the excess of the purchase price over such fair value and is assigned to one or more reporting units.

The carrying value of goodwill is assessed for impairment annually at year end, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

(o)	Stock-Based Compensation

The Company maintains stock option, performance share unit (PSU) and deferred stock unit (DSU) plans as described in Note 22.

The Company accounts for stock options granted prior to 2003 based on the intrinsic value at the grant date, which does not result in a charge to earnings because the exercise price was equal to the market price at grant date.

Stock options granted in 2003 are accounted for using the fair value method. Fair values are determined, at the grant date, using the Black-Scholes option-pricing model. The compensation expense associated with these options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration paid and the associated contributed surplus is credited to common shares.

Stock options granted subsequent to 2003, which provide the holder the right to exercise the stock option or surrender the option for a cash payment, are accounted for based on the intrinsic value at each period end whereby a liability and expense are recorded over the vesting period in the amount by which the then current market price exceeds the option exercise price. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holder and the previously recognized liability associated with the stock options are recorded as share capital.

PSUs are accounted for on a mark-to-market basis over the term of the PSUs whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company's shares and the Company's current total shareholder return relative to the selected industry peer group.

DSUs are accounted for on a mark-to-market basis whereby a liability and expense are recorded each period based on the number of DSUs outstanding and the current market price of the Company's shares.

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(p)	Employee Future Benefits

The Company's employee future benefit programs consist of both defined benefit and defined contribution pension plans, as well as other post-retirement benefits as described in Note 23.

The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method pro-rated based on service and using management's best estimate of expected plan investment performance, discount rates, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the end of the year on high quality corporate debt instruments. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees.

Company contributions to the defined contribution plan are expensed as incurred.

(q)	Hedging and Derivative Financial Instruments

The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and a system of controls is maintained that includes a policy covering the authorization, reporting and monitoring of derivative activity.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheet at fair value with any resulting gain or loss recognized in the Consolidated Statement of Earnings in the current period.

The Company formally documents all derivative instruments designated as hedges, the risk management objective and the strategy for undertaking the hedge.

Gains and losses on derivatives that are designated as, and determined to be, effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. The Company assesses, both at inception and over the term of the hedging relationship, whether the derivative instruments used in the hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. If a derivative instrument ceases to be effective or is terminated, hedge accounting is discontinued. As long as the underlying transaction continues to be probable of occurring, the accumulated gains and losses continue to be deferred and recognized in the Consolidated Statement of Earnings in the period of settlement of the related transaction; future gains or losses are recognized in the Consolidated Statement of Earnings in the period they occur.

Note 2 CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

The Company has adopted the recommendations of Emerging Issues Committee Abstract 162, Stock-based compensation for employees eligible to retire before the vesting date (EIC 162), for the year ended December 31, 2006. The abstract requires that the compensation cost for a stock option attributable to an employee who is eligible to retire at the grant date be recognized on the grant date if the employee can retire from the entity at any point and the ability to exercise the award does not depend on continued service. It further requires that the compensation cost for a stock option award attributable to an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire.

Previously, stock-based compensation was recognized over the applicable vesting period, without regard to when an employee was eligible to retire. During the year ended December 31, 2006, the Company recorded a cumulative adjustment of $5 million to reflect additional stock-based compensation expense upon adoption of EIC 162. Comparative balances have not been restated as the impact on prior periods is not significant.

Note 3 SEGMENTED INFORMATION FROM CONTINUING OPERATIONS

The Company is an integrated oil and gas company with activities spanning both the upstream and downstream sectors of the industry. The Company conducts its business through five major operating business segments along with Shared Services. Upstream activities are conducted through four business segments, which include North American Natural Gas, East Coast Oil, Oil Sands and International; Downstream operations comprise the fifth business segment.

Upstream operations include the exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids and oil sands. The North American Natural Gas segment includes activity in Western Canada, the U.S. Rockies, the Mackenzie Delta/Corridor, Offshore Nova Scotia and Alaska. The East Coast Oil segment comprises activity offshore Newfoundland and Labrador, and includes interests in the Hibernia, Terra Nova, and White Rose oilfield operations. The Oil Sands segment includes an interest in the Syncrude oil sands mining operation, the MacKay River in situ oil sands operation, and an interest in the Fort Hills oil sands mining project. The International segment includes activity in the United Kingdom (U.K.), the Netherlands, Trinidad and Tobago, Venezuela, Libya, Algeria, Tunisia, Denmark, Norway, Morocco and Syria. The producing assets in Syria, previously included in the International segment, have been accounted for as a discontinued operation (Note 4).

The Downstream business segment includes the purchase and sale of crude oil, the refining of crude oil products and the distribution and marketing of these and other purchased products.

Financial information by business segment is presented in the following table as though each segment was a separate business entity. Inter-segment transfers of products, which are accounted for at market value, are eliminated on consolidation. Shared Services includes investment income, interest expense, unrealized gains or losses on translation of foreign currency denominated long-term debt and general corporate revenue and expenses. Shared Services assets are principally cash and cash equivalents and other general corporate assets.

	UPSTREAM
	NORTH AMERICAN NATURAL GAS			EAST COAST OIL
	2006	2005	2004	2006	2005	2004
Revenue[1]
Sales to customers	$1,504	$2,073	$1,770	$2,004	$1,284	$914
Investment and other income (expense)[2]	6	21	3	-	(2)	(3)
Inter-segment sales	349	345	215	298	346	527
Segmented revenue	1,859	2,439	1,988	2,302	1,628	1,438
Expenses
Crude oil and product purchases	256	466	359	452	48	-
Inter-segment transactions	5	7	9	9	6	5
Operating, marketing and general	462	426	379	245	158	120
Exploration	150	118	119	12	4	2
Depreciation, depletion and amortization	402	364	321	237	259	268
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-
Interest	-	-	-	-	-	-
	1,275	1,381	1,187	955	475	395
Earnings (loss) from continuing operations before income taxes	584	1,058	801	1,347	1,153	1,043
Provision for income taxes
Current	351	311	330	434	361	323
Future (Note 7)	(172)	73	(29)	(21)	17	9
	179	384	301	413	378	332
Net earnings (loss) from continuing operations	$405	$674	$500	$934	$775	$711
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$788	$713	$666	$256	$314	$275
Deferred charges and other assets	5	7	6	-	1	1
Acquisition of Prima Energy Corporation, including goodwill	-	-	644	-	-	-
	$793	$720	$1,316	$256	$315	$276
Cash flow from continuing operating activities	$651	$1,219	$899	$1,129	$1,002	$1,018
Total assets from continuing operations	$4,151	$3,763	$3,477	$2,465	$2,442	$2,265

UPSTREAM
OIL SANDS	INTERNATIONAL
	2006	2005	2004	2006	2005	2004

Revenue[1]
Sales to customers	$592	$749	$412	$2,464	$2,183	$1,767
Investment and other income (expense)[2]	-	4	-	(283)	(851)	(335)
Inter-segment sales	822	660	548	-	-	-
Segmented revenue	1,414	1,413	960	2,181	1,332	1,432
Expenses
Crude oil and product purchases	425	571	291	-	-	-
Inter-segment transactions	31	80	49	-	-	-
Operating, marketing and general	508	423	362	350	364	319
Exploration	21	32	16	156	117	98
Depreciation, depletion and amortization	128	133	69	323	249	320
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-
Interest	-	-	-	-	-	-
	1,113	1,239	787	829	730	737
Earnings (loss) from continuing operations before income taxes	301	174	173	1,352	602	695
Provision for income taxes
Current	(53)	(45)	(71)	1,248	1,015	631
Future (Note 7)	109	104	124	310	(304)	(52)
	56	59	53	1,558	711	579
Net earnings (loss) from continuing operations	$245	$115	$120	$(206)	$(109)	$116
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$377	$772	$397	$760	$696	$1,707
Deferred charges and other assets	1	1	-	-	-	-
Acquisition of Prima Energy Corporation, including goodwill	-	-	-	-	-	-
	$378	$773	$397	$760	$696	$1,707
Cash flow from continuing operating activities	$499	$340	$384	$840	$722	$789
Total assets from continuing operations	$2,885	$2,623	$1,883	$6,031	$4,856	$4,969

Note 3 SEGMENTED INFORMATION FROM CONTINUING OPERATIONS continued

	DOWNSTREAM			SHARED SERVICES
	2006	2005	2004	2006	2005	2004
Revenue[1]
Sales to customers	$12,347	$11,296	$9,407	$-	$-	$-
Investment and other income (expense)[2]	19	43	13	16	(21)	10
Inter-segment sales	15	13	14	-	-	-
Segmented revenue	12,381	11,352	9,434	16	(21)	10
Expenses
Crude oil and product purchases	8,517	7,762	6,093	(1)	(1)	(3)
Inter-segment transactions	1,439	1,271	1,241	-	-	-
Operating, marketing and general	1,495	1,436	1,328	120	155	64
Exploration	-	-	-	-	-	-
Depreciation, depletion and amortization	262	216	277	13	1	1
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	(1)	(88)	(77)
Interest	-	-	-	165	164	142
	11,713	10,685	8,939	296	231	127
Earnings (loss) from continuing operations before income taxes	668	667	495	(280)	(252)	(117)
Provision for income taxes
Current	141	264	226	(48)	(112)	(74)
Future (Note 7)	54	(12)	(45)	31	37	20
	195	252	181	(17)	(75)	(54)
Net earnings (loss) from continuing operations	$473	$415	$314	$(263)	$(177)	$(63)
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$1,229	$1,053	$839	$24	$12	$9
Deferred charges and other assets	22	33	26	22	28	3
Acquisition of Prima Energy Corporation, including goodwill	-	-	-	-	-	-
	$1,251	$1,086	$865	$46	$40	$12
Cash flow from continuing operating activities	$835	$663	$879	$(346)	$(163)	$(41)
Total assets from continuing operations	$6,649	$5,609	$4,462	$465	$714	$95

	CONSOLIDATED
	2006	2005	2004
Revenue[1]
Sales to customers	$18,911	$17,585	$14,270
Investment and other income (expense)[2]	(242)	(806)	(312)
Inter-segment sales
Segmented revenue	18,669	16,779	13,958
Expenses
Crude oil and product purchases	9,649	8,846	6,740
Inter-segment transactions
Operating, marketing and general	3,180	2,962	2,572
Exploration	339	271	235
Depreciation, depletion and amortization	1,365	1,222	1,256
Unrealized gain on translation of foreign currency denominated long-term debt	(1)	(88)	(77)
Interest	165	164	142
	14,697	13,377	10,868
Earnings (loss) from continuing operations before income taxes	3,972	3,402	3,090
Provision for income taxes
Current	2,073	1,794	1,365
Future (Note 7)	311	(85)	27
	2,384	1,709	1,392
Net earnings (loss) from continuing operations	$1,588	$1,693	$1,698
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$3,434	$3,560	$3,893
Deferred charges and other assets	50	70	36
Acquisition of Prima Energy Corporation, including goodwill	-	-	644
	$3,484	$3,630	$4,573
Cash flow from continuing operating activities	$3,608	$3,783	$3,928
Total assets from continuing operations	$22,646	$20,007	$17,151

1 There were no customers that represented 10% or more of the Company's consolidated revenues for the periods presented.
2 Investment and other income for the International segment includes $259 million (2005 - $889 million; 2004 - $333 million) of unrealized losses relating to the Buzzard derivative contracts (Note 24).

Note 3 SEGMENTED INFORMATION FROM CONTINUING OPERATIONS continued

Geographic Information from Continuing Operations

	2006		2005		2004
	Revenues	Total Assets	Revenues	Total Assets	Revenues	Total Assets
Canada	$16,295	$14,736	$15,302	$14,261	$12,472	$11,263
Foreign[1]	2,374	7,910	1,477	5,746	1,486	5,888
	$18,669	$22,646	$16,779	$20,007	$13,958	$17,151

1 Foreign total assets include $3,692 million relating to assets in the U.K. (2005 - $2,964 million; 2004 - $1,002 million).

Note 4 DISCONTINUED OPERATIONS

On January 31, 2006, the Company completed the sale of its producing assets in Syria for net proceeds of $640 million, resulting in a gain on disposal of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	2006		2005	2004
Revenue	$168	[1]	$464	$419
Expenses
Operating, marketing and general	6		104	118
Depreciation, depletion and amortization	-		145	146
	6		249	264
Earnings from discontinued operations before income taxes	162		215	155
Provision for income taxes	10		117	96
Net earnings from discontinued operations	$152		$98	$59

The assets and liabilities of the discontinued operations are comprised of the following:

	2006	2005
Assets
Current assets	$-	$237	[2]
Property, plant and equipment, net	-	300
Goodwill	-	111
Total assets	$-	$648
Liabilities
Current liabilities	$-	$102
Net assets of discontinued operations	$-	$546

1 Revenue includes the gain on disposal of $134 million.
2 Current assets include cash and cash equivalents of $68 million as at December 31, 2005.

Note 5 INVESTMENT AND OTHER INCOME (EXPENSE)

Investment and other income includes net losses on derivative contracts (Note 24) of $257 million (2005 - $882 million; 2004 - $345 million) and net gains on disposal of assets of $30 million (2005 - $48 million; 2004 - $12 million) for the year ended December 31, 2006.

Note 6 ASSET WRITE-DOWNS

Oakville Refining Operations

Petro-Canada announced in September 2003 it would cease the Oakville refining operations and expand the existing terminalling facilities. The shutdown of the refinery was completed in April 2005. The total charge to earnings related to the shutdown over the three years was $195 million after-tax. The following expenses have been recorded in the Downstream segment:

	2006		2005		2004
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Operating, marketing and general expenses (de-commissioning and employee-related costs)	$-	$-	$(4)	$(2)	$3	$2
Depreciation and amortization expenses (asset write-downs and increased depreciation)	-	-	1	-	71	44
	$-	$-	$(3)	$(2)	$74	$46

Note 7 INCOME TAXES

The computation of the provision for income taxes is as follows:

	2006	2005	2004
Earnings from continuing operations before income taxes	$3,972	$3,402	$3,090
Add (deduct):
Non-deductible royalties and other payments to provincial governments, net	61	393	352
Resource allowance	(158)	(413)	(512)
Non-taxable foreign exchange	(1)	(45)	(40)
Other	(24)	5	(10)
Earnings from continuing operations as adjusted before income taxes	$3,850	$3,342	$2,880
Canadian federal income tax rate	38.0%	38.0%	38.0%
Income tax on earnings from continuing operations as adjusted at Canadian federal income tax rate	$1,463	$1,270	$1,094
Provincial income taxes	295	325	271
Federal - abatement and other credits	(262)	(378)	(274)
Current income tax increase due to provincial reassessments	70	-	-
Future income tax increase (decrease) due to Canadian federal and provincial rate changes	(63)	6	(13)
Future income tax increase due to foreign rate changes	242	-	-
Higher foreign income tax rates	627	482	320
Income tax credits and other	12	4	(6)
Provision for income taxes	$2,384	$1,709	$1,392
Effective income tax rate on earnings from continuing operations before income taxes	60.0%	50.2%	45.0%

The provision for income taxes is comprised of:

	2006	2005	2004
Current
Canadian	$801	$769	$734
Foreign	1,272	1,025	631
Future
Canadian	62	(113)	(54)
Foreign	249	28	81
Total provision for income taxes	$2,384	$1,709	$1,392

Note 7 INCOME TAXES continued

The provision for future income taxes for the year ended December 31, 2006 includes a $242 million charge due to the enacted increase in the U.K. supplemental corporate income tax rate. The adjustment was allocated to the Company's International business segment.

The provision for future income taxes for the year ended December 31, 2006 was reduced by $63 million due to the enacted reduction in Canadian federal and provincial income tax rates. The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $6 million, East Coast Oil - $37 million, Oil Sands - $44 million, International -$(64) million, Downstream - $41 million and Shared Services - $(1) million.

The provision for current income taxes for the year ended December 31, 2006 was increased by $70 million due to the Quebec government enacting retroactive tax legislation. The adjustment was allocated to Shared Services.

The following table summarizes the temporary differences that give rise to the net future income tax asset and liability:

	2006	2005
Future income tax liabilities
Property, plant and equipment	$3,919	$3,114
Partnership income [1]	367	532
Deferred charges and other assets	75	58
Future income tax assets
Asset retirement obligations and other liabilities	(1,010)	(906)
Inventories	(212)	(230)
Other	(260)	(163)
Future income tax liability	2,879	2,405
Less: Current future income tax asset	(95)	-
Net future income tax liability	$2,974	$2,405

1 Taxable income for certain Canadian upstream activities are generated by a partnership and the related taxes will be included in current income taxes in the next year.

Deferred distribution taxes associated with International business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense.

Complex income tax issues, which involve interpretations of continually changing regulations, are encountered in computing the provision for income taxes. Management believes that adequate provisions have been made for all such outstanding issues and that the resolution of these issues would not materially affect the financial position or results of operations of the Company.

Note 8 EARNINGS PER SHARE

The weighted-average number of common shares outstanding used in the calculations of basic and diluted earnings per share from continuing operations and earnings per share, assuming that all dilutive outstanding stock options were exercised, was:

(millions)	2006	2005	2004
Weighted-average number of common shares outstanding - basic	503.9	518.4	529.3
Effect of dilutive stock options	6.0	7.0	6.9
Weighted-average number of common shares outstanding - diluted	509.9	525.4	536.2

There were no stock options excluded from the diluted earnings per share from continuing operations and earnings per share calculations. Stock options are excluded when the exercise price exceeds the average share price in a respective period.

Note 9 CASH FLOW INFORMATION

Changes in Non-Cash Working Capital

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents and the current portion of long-term debt.

The (increase) decrease in non-cash working capital is comprised of:

	2006	2005	2004
Operating activities from continuing operations
Accounts receivable	$17	$(563)	$(131)
Inventories	(36)	(18)	4
Accounts payable and accrued liabilities	365	662	266
Income taxes payable	(60)	(190)	96
Current portion of long-term liabilities and other	(365)	25	(131)
	$(79)	$(84)	$104
Investing activities
Accounts payable and accrued liabilities	$59	$(12)	$10
Other liabilities	-	249	-
	$59	$237	$10
Financing activities
Accounts payable and accrued liabilities	$-	$-	$(26)

Cash Payments

Cash payments from continuing operations for interest and income taxes were as follows:

	2006	2005	2004
Interest	$194	$186	$165
Income taxes	$2,149	$1,972	$1,353

Note 10 SECURITIZATION PROGRAM

In 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable up to $400 million to a third party, on a revolving and fully serviced basis. The service liability has been estimated to be insignificant. The Company also retains an interest in the transferred accounts receivable equal to the required reserves amount.

In March 2005, the Company increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the year ended December 31, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at December 31, 2006, $480 million (December 31, 2005 - $480 million) of outstanding accounts receivable had been sold under the program for net proceeds of $479 million.

Note 11 FORT HILLS OIL SANDS MINING PROJECT

In June 2005, the Company acquired, for $300 million, a 60% interest in the Fort Hills oil sands mining project, which was previously wholly owned by UTS Energy Corporation (UTS). As part of the acquisition, Petro-Canada became the project operator. To pay for the investment, Petro-Canada will fund a portion of UTS' share of the next $2.5 billion of development capital. The discounted value of the acquisition cost was recorded in other liabilities (Note 19).

In November 2005, the Company and UTS finalized agreements with Teck Cominco Limited (Teck Cominco) whereby Teck Cominco acquired a 15% interest in the Fort Hills oil sands mining project with Petro-Canada and UTS holding interests of 55% and 30%, respectively. Petro-Canada remains the project operator.

Note 12 ACQUISITION OF PRIMA ENERGY CORPORATION

On July 28, 2004, the Company acquired all of the common shares of Prima Energy Corporation, an oil and gas company with operations in the U.S. Rockies, for a total acquisition cost of $644 million, net of cash acquired. The results of operations were included in the Consolidated Financial Statements from the date of acquisition.

The acquisition was accounted for by the purchase method of accounting. The allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment	$688
Goodwill	193
Current assets, excluding cash of $74 million	36
Deferred charges and other assets	2
Total assets acquired	919
Current liabilities	41
Future income taxes	217
Asset retirement obligations and other liabilities	17
Total liabilities assumed	275
Net assets acquired	$644

Goodwill, which is not tax deductible, was assigned to the Company's North American Natural Gas business segment.

Note 13 CASH AND CASH EQUIVALENTS

	2006	2005
Cash	$42	$48
Short-term investments	457	741
	499	789
Less: discontinued operations (Note 4)	-	68
	$499	$721

Note 14 INVENTORIES

	2006	2005
Crude oil, refined products and merchandise	$455	$431
Materials and supplies	177	165
	$632	$596

Note 15 PROPERTY, PLANT AND EQUIPMENT

	2006			2005			2006	2005
	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Expenditures on Property, Plant and Equipment[1,2]
Upstream
North American Natural Gas	$6,942	$3,189	$3,753	$6,161	$2,828	$3,333	$707	$635
East Coast Oil	3,874	1,594	2,280	3,577	1,359	2,218	248	310
Oil Sands	3,598	908	2,690	3,217	759	2,458	370	745
International	5,863	1,123	4,740	4,245	469	3,776	733	665
	20,277	6,814	13,463	17,200	5,415	11,785	2,058	2,355
Downstream
Refining	5,333	1,469	3,864	4,254	1,318	2,936	1,083	936
Marketing and other	2,517	1,301	1,216	2,419	1,252	1,167	146	117
	7,850	2,770	5,080	6,673	2,570	4,103	1,229	1,053
Other property, plant and equipment	495	461	34	470	437	33	24	12
	$28,622	$10,045	$18,577	$24,343	$8,422	$15,921	$3,311	$3,420

1 Expenditures are from continuing operations and exclude $1 million (2005 - $46 million) relating to discontinued operations (Note 4).
2 Exploration expenses, excluding general and administrative and geological and geophysical expenses, of $123 million (2005 - $140 million; 2004 - $117 million) are reclassified from operating activities and included with expenditures on property, plant and equipment and exploration under investing activities in the Consolidated Statement of Cash Flows.

Property, plant and equipment net cost includes asset retirement costs of $609 million (2005 - $414 million).

Interest capitalized during 2006 amounted to $51 million (2005 - $35 million; 2004 - $20 million).

Costs of $62 million (2005 - $48 million) relating to East Coast Oil projects, $2,934 million (2005 - $2,778 million) relating to the International operations, $1,044 million (2005 - $1,227 million) relating to Downstream operations, $152 million (2005 - $1,190 million) relating to Oil Sands operations and $211 million (2005 - $323 million) relating to North American Natural Gas operations are currently not being depleted or depreciated.

Capital leases at a net cost of $60 million (2005 - $63 million) and $23 million (2005 - $25 million) are included in the assets of East Coast Oil and Oil Sands, respectively (Note 18).

Note 16 GOODWILL

The following table summarizes the changes in goodwill:

	2006			2005
	North American Natural Gas	International	Total	North American Natural Gas	International	Total
Goodwill at beginning of year	$170	$567	$737	$175	$811	$986
Foreign exchange	(1)	65	64	(5)	(133)	(138)
Discontinued operations (Note 4)	-	-	-	-	(111)	(111)
Goodwill at end of year	$169	$632	$801	$170	$567	$737

Note 17 DEFERRED CHARGES AND OTHER ASSETS

	2006	2005
Investments	$82	$87
Accrued pension asset (Note 23)	128	105
Deferred financing costs	101	108
Other long-term assets	131	115
	$442	$415

Note 18 LONG-TERM DEBT

	Maturity	2006	2005
Debentures and notes
5.95% unsecured senior notes ($600 million US)[1]	2035	$699	$700
5.35% unsecured senior notes ($300 million US)[2]	2033	349	350
7.00% unsecured debentures ($250 million US)	2028	291	292
7.875% unsecured debentures ($275 million US)	2026	321	321
9.25% unsecured debentures ($300 million US)	2021	349	350
5.00% unsecured senior notes ($400 million US)	2014	466	466
4.00% unsecured senior notes ($300 million US)[2]	2013	349	350
Capital leases (Note 15)[3]	2007-2017	70	77
Retail licensee trust loans		-	7
		2,894	2,913
Current portion		(7)	(7)
		$2,887	$2,906

1 In May 2005, the Company issued $600 million US 5.95% notes due May 15, 2035. The proceeds were used primarily to repay existing short-term notes payable.
2 In anticipation of issuing these senior notes, the Company entered into interest rate derivatives which resulted in effective interest rates of 6.073% for the 5.35% notes due in 2033 and 4.838% for the 4.00% notes due in 2013.
3 The Company is party to one transportation and one time charter agreement that are accounted for as capital leases and have implicit rates of interest of 14.65% and 11.90%, respectively. The aggregate remaining repayments under the transportation and time charter agreements are $70 million, including the following amounts in the next five years: 2007 - $7 million; 2008 - $2 million; 2009 - $3 million; 2010 - $3 million; and 2011 - $4 million.

Interest on long-term debt, net of capitalized interest, was $152 million in 2006 (2005 - $146 million; 2004 - $132 million).

At December 31, 2006, the Company has in place syndicated operating credit facilities totalling $2,200 million, maturing in 2012. The syndicated facilities are unsecured, committed revolving facilities that bear interest at either the lenders' rates for Canadian prime loans, U.S. base rate loans, Bankers' Acceptances rates or at London Inter-Bank Offered Rate (LIBOR) plus applicable margins. The Company also has revolving bilateral demand credit facilities of $829 million at December 31, 2006. A total of $1,444 million of the credit facilities was used for letters of credit and overdraft coverage at December 31, 2006. The syndicated facilities also provide liquidity support to Petro-Canada's commercial paper program, under which no amounts were outstanding at December 31, 2006.

Note 19 OTHER LIABILITIES

	2006	2005
Post-retirement benefits (Note 23)	$182	$173
Unrealized loss on Buzzard derivative contracts (Note 24)	1,252	1,222
Fort Hills purchase obligation (Note 11)	170	247
Other long-term liabilities	222	246
	$1,826	$1,888

Note 20 ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recorded for obligations where the Company will be required to retire tangible long-lived assets such as well sites, offshore production platforms, natural gas processing plants and marketing sites.

The following table summarizes the changes in the asset retirement obligations:

	2006	2005
Asset retirement obligations at beginning of year	$962	$873
Obligations incurred	95	92
Changes in estimates	138	104
Abandonment expenditures	(55)	(98)
Accretion expense	54	50
Foreign exchange	43	(59)
Asset retirement obligations at end of year	1,237	962
Less: Current portion	(67)	(80)
	$1,170	$882

In determining the fair value of the asset retirement obligations, the estimated cash flows of new obligations incurred during the year have been discounted at 5.5% (2005 - 5.5%). The total undiscounted amount of the estimated cash flows required to settle the obligations is $3,481 million (2005 - $2,839 million). The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extend up to 50 years in the future. The current portion of asset retirement obligations is included in accounts payable and accrued liabilities.

Note 21 SHAREHOLDERS' EQUITY

Authorized

The authorized share capital is comprised of an unlimited number of:

(a) Preferred shares issuable in series designated as Senior Preferred Shares
(b) Preferred shares issuable in series designated as Junior Preferred Shares
(c) Common shares without par value

Issued and Outstanding

Changes in common shares and contributed surplus were as follows:

	2006			2005
	Shares	Amount	Contributed Surplus	Shares	Amount	Contributed Surplus
Balance at beginning of year	515,138,904	$1,362	$1,422	519,928,022	$1,314	$1,743
Issued under employee stock-option and share purchase plans	2,177,881	57	5	3,544,282	70	3
Repurchased under normal course issuer bid	(19,778,400)	(53)	(958)	(8,333,400)	(22)	(324)
Balance at end of year	497,538,385	$1,366	$469	515,138,904	$1,362	$1,422

Note 21 SHAREHOLDERS' EQUITY continued

In June 2006, the Company renewed its normal course issuer bid to repurchase up to 25 million of its common shares during the period from June 22, 2006 to June 21, 2007, subject to certain conditions. During 2006, the Company purchased 19,778,400 common shares at an average price of $51.10 per common share for a total cost of $1,011 million (2005 - 8,333,400 common shares at an average price of $41.54 per common share for a total cost of $346 million). The excess of the purchase price over the carrying amount of the shares purchased, which totalled $958 million in 2006 (2005 - $324 million), was recorded as a reduction of contributed surplus.

Note 22 STOCK-BASED COMPENSATION

Stock Options

The Company maintains a stock option plan whereby options can be granted to officers and certain employees for up to 44 million common shares. Stock options have a term of 10 years if granted prior to 2004 and seven years if granted subsequent to 2003. All stock options vest over periods of up to four years and are exercisable at the market prices for the shares on the dates that the options were granted.

In 2004, the Company amended the option plan to provide the holder of stock options granted subsequent to 2003 the alternative to exercise these options as a cash payment alternative (CPA). Where the CPA is chosen, vested options can be surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

Changes in the number of outstanding stock options were as follows:

	2006		2005		2004
	Number	Weighted-Average Exercise Price(dollars)	Number	Weighted-Average Exercise Price (dollars)	Number	Weighted-Average Exercise Price (dollars)
Balance at beginning of year	18,361,617	$24	18,074,698	$21	17,241,186	$19
Granted	4,911,600	52	4,185,800	35	3,673,400	29
Exercised for common shares	(2,177,881)	20	(3,544,282)	18	(2,492,000)	16
Surrendered for cash payment	(119,710)	31	(47,551)	29	-	-
Cancelled	(260,893)	41	(307,048)	29	(347,888)	22
Balance at end of year	20,714,733	$31	18,361,617	$24	18,074,698	$21

The following stock options were outstanding as at December 31, 2006:

Options Outstanding				Options Exercisable
Range of Exercise Prices (dollars)	Number	Weighted-Average Life (years)	Weighted-Average Exercise Price (dollars)	Number	Weighted-Average Exercise Price (dollars)
$ 8 to 17	3,729,484	3.8	$14	3,729,484	$14
18 to 23	2,117,975	4.2	19	2,117,975	19
24 to 27	3,222,529	5.9	26	2,239,203	26
28 to 32	3,001,770	4.1	29	1,392,070	29
33 to 42	3,868,575	5.1	35	954,050	35
43 to 55	4,774,400	6.1	52	81,900	52
$ 8 to 55	20,714,733	5.0	$31	10,514,682	$22

During 2006, the Company recorded compensation expense of $10 million (2005 - $10 million; 2004 - $10 million) relating to the 2003 stock options and $31 million (2005 - $69 million; 2004 - $3 million) relating to options with a CPA (Note 2).

Note 22 STOCK-BASED COMPENSATION continued

Performance Share Units

The Company maintains a Performance Share Unit (PSU) plan for officers and other senior management employees. Under the PSU program, notional share units are awarded and settled in cash at the end of a three-year period based upon the Company's share price at that time, the value of notional dividends applied during the period and the Company's total shareholder return relative to a peer group of North American industry competitors.

Changes in the number of outstanding PSUs were as follows:

	2006 Number	2005 Number
Balance at beginning of year	1,158,967	565,860
Granted	385,632	642,940
Exercised	-	-
Cancelled	(61,613)	(49,833)
Balance at end of year	1,482,986	1,158,967

PSUs outstanding at the end of 2004 have a performance period ending in 2007, PSUs issued in 2005 have a performance period ending in 2008 and PSUs issued in 2006 have a performance period ending in 2009. During 2006, the Company recorded compensation (recovery) expense relating to PSUs of $(4) million (2005 - $7 million; 2004 - nil).

Deferred Share Units

The Company maintains a Deferred Share Unit (DSU) plan whereby executive officers are awarded DSUs and/or can elect to receive all or a portion of their annual incentive compensation in the form of DSUs. Under the officer DSU program, notional share units are issued for the elected amount, which is based on the then current market price of the Company's common shares. Upon termination or retirement, the units are settled in cash, which includes an amount for the value of notional dividends earned over the period the units were outstanding.

The Company's Board of Directors receives a portion of their compensation in the form of DSUs and can also elect to receive all or a portion of their non-DSU compensation in the form of DSUs. Under the Director program, notional share units are issued and settled in cash or common shares, including the value of notional dividends, upon ceasing to be a Director.

During 2006, the Company recorded compensation expense (recovery) relating to DSUs of $2 million (2005 - $13 million; 2004 - $(1) million).

Note 23 EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Company, based upon the advice of an independent actuary. The accrued benefit obligations and the fair value of plan assets are measured for accounting purposes at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of December 31, 2004 and the next required valuation will be as of December 31, 2007.

The defined contribution plan provides for an annual contribution of 5% to 8% of each participating employee's pensionable earnings.

Note 23 EMPLOYEE FUTURE BENEFITS continued

Benefit Plan Expense

	Pension Plans			Other Post-Retirement Plans
	2006	2005	2004	2006	2005	2004
(a) Defined benefit plans
Employer current service cost	$40	$36	$31	$4	$4	$4
Interest cost	86	86	81	11	12	13
Actual return on plan assets	(154)	(133)	(91)	-	-	-
Actuarial losses (gains)	43	155	97	-	19	(15)
Elements of employee future benefit plan expense before adjustments to recognize the long-term nature of employee future benefit plan expense	15	144	118	15	35	2
Difference between actual and expected return on plan assets	55	45	12	-	-	-
Difference between actual and recognized actuarial losses in year	8	(121)	(67)	2	(19)	16
Amortization of transitional (asset) obligation	(5)	(6)	(5)	2	2	2
	73	62	58	19	18	20
(b) Defined contribution plans	18	16	13
Total expense	$91	$78	$71	$19	$18	$20

Benefit Plan Funding

Defined contribution	$18	$16	$13
Defined benefit	$96	$96	$80	$10	$9	$9

Financial Status of Defined Benefit Plans

	Pension Plans		Other Post-Retirement Plans
	2006	2005	2006	2005
Fair value of plan assets	$1,486	$1,303	$-	$-
Accrued benefit obligation	1,786	1,681	235	230
Funded status - plan deficit[1]	(300)	(378)	(235)	(230)
Unamortized transitional (asset) obligation	(18)	(23)	13	15
Unamortized net actuarial losses	446	506	40	42
Accrued benefit asset (liability)	$128	$105	$(182)	$(173)

Reconciliation of Plan Assets

Fair value of plan assets at beginning of year	$1,303	$1,157	$-	$-
Contributions	96	96	10	9
Benefits paid	(77)	(83)	(10)	(9)
Actual gain (loss) on plan assets	154	133	-	-
Other	10	-	-	-
Fair value of plan assets at end of year	$1,486	$1,303	$-	$-

Reconciliation of Accrued Benefit Obligation

Accrued benefit obligation at beginning of year	$1,681	$1,487	$230	$204
Current service cost	40	36	4	4
Interest cost	86	86	11	12
Benefits paid	(77)	(83)	(10)	(9)
Actuarial losses (gains)	43	155	-	19
Other	13	-	-	-
Accrued benefit obligation at end of year	$1,786	$1,681	$235	$230

1 The pension and other post-retirement plans included in the financial status information are not fully funded.

Note 23 EMPLOYEE FUTURE BENEFITS continued

Defined Benefit and Other Post-Retirement Plans Assumptions

	2006	2005	2004
Year-end obligation discount rate[1]	5.0%	5.0%	5.7%
Accrued benefit obligation discount rate[1]	5.0%	5.7%	6.0%
Long-term rate of return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase, excluding merit increases	3.0%	3.1%	3.0%

1 Assumption used in both pension and other post-retirement plans.

Assumed Health and Dental Care Cost Trend Rates at December 31 are as follows:

	2006	2005
Dental care cost trend rate[1]	3.5%	3.5%
Health care cost trend rate	8.0%	8.5%
Health care cost trend rate declines to	4.5%	4.5%
Year that health care cost trend rate reaches the rate which it is expected to remain at	2014	2014

1 Dental care cost trend rate assumed to remain constant.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2006:

	Increase	Decrease
Total of service and interest cost	$2	$(2)
Accrued benefit obligation	$28	$(26)

The Plan Assets consist of:

	Percentage of Plan Assets at December 31,
Asset Category	2006	2005

Equity	62%	61%
Bonds	38%	39%
	100%	100%

Note 24 FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of its business operations. The Company monitors its exposure to market fluctuations and may use derivative instruments to manage these risks, as it considers appropriate.

Crude Oil and Products

The Company enters into forward contracts and options to reduce exposure to Downstream margin fluctuations, including margins on fixed-price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined products.

The Company has also entered into a series of forward sales contracts for the future sale of Brent crude oil in connection with its 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. Unrealized losses relating to these contracts amounted to $259 million for the year ended December 31, 2006 (2005 - $889 million; 2004 - $333 million).

Investment and other income includes unrealized losses on all derivative contracts of $268 million for the year ended December 31, 2006 (2005 - $889 million; 2004 - $338 million).

As at December 31, 2006, the amounts included in the Consolidated Balance Sheet as a result of the unrealized mark-to-market amounts on derivative contracts are as follows:

	December 31, 2006	December 31, 2005
Accounts receivable	$-	$5
Accounts payable and accrued liabilities	233	1
Other liabilities	1,252	1,222

The Company's outstanding contracts for derivative instruments and the related fair values at December 31, 2006 were as follows:

	Quantity	Maturity	Average Price US$/bbl	Fair Value
Crude Oil and Products (millions of barrels)
Crude oil purchases	2.7	2007	$63.42	$(8)
Crude oil sales	2.0	2007	$61.99	$6
Buzzard crude oil sales	35.8	2007-2010	$25.98	$(1,481)
				$(1,483)

	Quantity	Maturity	Average Price Cdn$/GJ	Fair Value
Natural Gas(millions of gigajoules - GJ)
Natural gas purchases	1.1	2007	$7.72	$(2)
				$(2)
				$(1,485)

Note 24 FINANCIAL INSTRUMENTS AND DERIVATIVES continued

The fair value of these derivative instruments is based on quotes provided by brokers, which represents an approximation of amounts that would be received or paid to counterparties to settle these instruments prior to maturity. The Company plans to hold all derivative instruments outstanding at December 31, 2006 to maturity.

Derivative and financial instruments involve a degree of credit risk. The Company manages this risk through the establishment of credit policies and limits, which are applied in the selection of counterparties. Market risk relating to changes in value or settlement cost of the Company's derivative instruments is essentially offset by gains or losses on the underlying transaction.

In addition to the derivative instruments described above, the Consolidated Balance Sheet includes other items considered to be financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term notes payable and long-term debt. The fair values of these other financial instruments included in the Consolidated Balance Sheet are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial instruments included in current assets and current liabilities related to continuing operations	$(1,220)	$(1,220)	$(557)	$(557)
Long-term debt	$(2,894)	$(2,959)	$(2,913)	$(3,134)

The fair value of financial instruments included in current assets and current liabilities related to continuing operations, excluding the current portion of long-term debt, approximates the carrying amount of these instruments due to their short maturity. The fair value of long-term debt is based on publicly quoted market values.

Note 25 COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

	2007	2008	2009	2010	2011	Thereafter	Total
Transportation agreements	$215	$213	$145	$129	$109	$930	$1,741
Exploration work commitments	88	18	18	7	1	-	132
Operating leases	492	140	106	99	75	237	1,149
	$795	$371	$269	$235	$185	$1,167	$3,022

Contingent Liabilities

The Company is involved in litigation and claims in the normal course of operations. In addition, the Company may provide indemnifications, in the normal course of operations, that are often standard contractual terms to counterparties in certain transactions, such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management is of the opinion that any resulting settlements relating to the litigation matters or indemnifications would not materially affect the financial position or results of operations of the Company.

Note 26 VARIABLE INTEREST ENTITIES

Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (VIEs), provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. Entities in which equity investors do not have the characteristic of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support are subject to consolidation by a company if that company is deemed the primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of loss from the VIEs' activities, or is entitled to receive a majority of the VIEs' residual returns, or both. The Company has determined that certain retail licensee and wholesale marketer agreements would constitute VIEs, even though the Company has no ownership in these entities. The Company, however, is not the primary beneficiary and, therefore, consolidation is not required. In certain of the retail licensee arrangements, the Company has provided loan guarantees. Management is of the opinion that the Company's maximum exposure to loss from these arrangements would not be material.

Note 27 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The application of United States GAAP would have the following effects on earnings as reported:

	Notes		2006	2005	2004
Net earnings from continuing operations, as reported in the Consolidated Statement of Earnings			$1,588	$1,693	$1,698
Adjustments, before income taxes
Accounting for income taxes	(a	)	8	117	(27)
Capitalization of interest and related amortization	(b	)	47	46	8
Stock-based compensation	(g	)	(24)	-	-
Other			-	1	1
Income taxes on above items			(10)	(15)	9
Net earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy			1,609	1,842	1,689
Net earnings from discontinued operations			152	98	59
Net earnings, as adjusted before cumulative effect of change in accounting policy			1,761	1,940	1,748
Cumulative effect of change in accounting policy, net of income taxes	(g	)	(14)	-	-
Net earnings, as adjusted			$1,747	$1,940	$1,748

Earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy per share
Basic			$3.19	$3.55	$3.19
Diluted			$3.16	$3.51	$3.15
Earnings, as adjusted before cumulative effect of change in accounting policy per share
Basic			$3.49	$3.74	$3.30
Diluted			$3.45	$3.69	$3.26
Earnings, as adjusted per share
Basic			$3.47	$3.74	$3.30
Diluted			$3.43	$3.69	$3.26
Comprehensive income, net of tax
Net earnings, as adjusted			$1,747	$1,940	$1,748
Unrealized gain (loss) on financial derivatives	(d, f	)	-	-	(5)
Change in minimum pension liability	(e, f	)	42	(65)	(36)
Change in foreign currency translation adjustment	(f	)	369	(588)	(49)
			$2,158	$1,287	$1,658

Note 27 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES continued

The application of United States GAAP would have the following effects on the Consolidated Balance Sheet as reported:

		December 31, 2006			December 31, 2005
	Notes		As Reported	United States GAAP	As Reported	United States GAAP
Current assets			$2,826	$2,826	$2,934	$2,934
Current assets - discontinued operations			-	-	237	237
Property, plant and equipment, net	(a, b	)	18,577	19,209	15,921	16,513
Goodwill	(a	)	801	780	737	716
Deferred charges and other assets	(e	)	442	314	415	415
Assets of discontinued operations			-	-	411	411
Current liabilities	(g	)	3,348	3,375	2,984	2,984
Current liabilities - discontinued operations			-	-	102	102
Long-term debt			2,887	2,887	2,906	2,906
Other liabilities	(e, g	)	1,826	2,200	1,888	2,229
Asset retirement obligations			1,170	1,170	882	882
Future income taxes	(b, e, g	)	2,974	2,977	2,405	2,469
Common shares			1,366	1,366	1,362	1,362
Contributed surplus	(c	)	469	1,591	1,422	2,544
Retained earnings			8,557	7,831	7,018	6,285
Foreign currency translation adjustment	(f	)	49	-	(314)	-
Accumulated other comprehensive income (loss)	(e, f	)	$-	$(268)	$-	$(537)

The Company's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the accompanying Consolidated Financial Statements:

(a)	Income Taxes

The liability method followed by the Company differs from United States GAAP due to the application of transitional provisions upon adoption and the use of substantively enacted versus enacted tax rates.

(b)	Interest Capitalization

United States GAAP requires that interest be capitalized as part of the cost of certain assets while they are being prepared for their intended use. The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each.

(c)	Contributed Surplus

In prior years, the Company transferred amounts from contributed surplus to the accumulated deficit. Under United States GAAP, these transfers are not permitted.

(d)	Derivative Instruments and Hedging

United States GAAP requires that changes in the fair value of cash flow hedges be included in other comprehensive income. Under Canadian GAAP, these amounts are recorded in earnings only at the time of settlement.

Note 27 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES continued

(e)	Pensions and Other Post-Retirement Benefits

The Company has adopted Statement of Financial Accounting Standard (SFAS) 158 - Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment to SFAS 87, 88, 106, 132(R), for United States GAAP for the year ended December 31, 2006. This Statement requires an employer to recognize in its statement of financial position the overfunded or underfunded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligation. The Statement also requires that changes, that would not otherwise be required to be included in period expenses, be recorded initially in other comprehensive income. The Statement has been applied prospectively, with no adjustment to prior periods. As a result, deferred charges and other assets decreased by $128 million, other liabilities increased by $94 million and accumulated other comprehensive income decreased by $142 million, net of taxes of $80 million.

Prior to the adoption of SFAS 158, United States GAAP required that a minimum liability be recorded for underfunded pension plans. The change in the liability, representing the excess of unfunded accumulated benefit obligations over previously unrecognized prior service costs, net of any tax benefits, was recognized in other comprehensive income.

(f)	Comprehensive Income

United States GAAP uses the concept of comprehensive income, which includes net earnings and other comprehensive income. The concept of comprehensive income does not yet exist under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges, minimum pension liability adjustments and certain foreign currency translation adjustments.

(g)	Stock-Based Compensation

The Company has adopted Statement of Financial Accounting Standard (SFAS) 123(R) Share-Based Payment for United States GAAP for the year ended December 31, 2006. This Statement requires compensation costs related to share-based awards classified as liabilities to be recognized as an expense at fair value with re-measurement to fair value each period. Under Canadian GAAP, the Company recognizes compensation cost for stock options, which provide the holder the right to exercise the stock option or surrender the option for cash payment based on the intrinsic value at each period end. This Statement was applied using the modified-prospective basis with no adjustment to prior periods. As a result, current liabilities increased by $27 million, other liabilities increased by $19 million and retained earnings decreased by $29 million, net of taxes of $17 million.

Note 28 RECENT ACCOUNTING PRONOUNCEMENTS

Canadian

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. The AcSB is expected to develop and publish a detailed implementation plan, with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual Consolidated Financial Statements and the Company has the option to adopt United States GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on the Company at this time.

Note 28 RECENT ACCOUNTING PRONOUNCEMENTS continued

Financial Instruments, Comprehensive Income and Hedges

The AcSB has issued five new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise five handbook sections:

CICA Section 3855 - Financial Instruments - Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives' fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives' fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 3865 - Hedges

This standard provides optional alternative treatment to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG 13) - Hedging Relationships, and build on Section 1651 - Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Retroactive application of this section is not permitted.

CICA Section 1530 - Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA Section 3862 - Financial Instruments - Disclosures

This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CICA Section 3863 - Financial Instruments - Presentation

This standard establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA sections 3855, 3865 and 1530 are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. A presentation reclassification of amounts previously recorded in "Foreign currency translation adjustment" to "Accumulated other comprehensive income" will be made upon adoption of Section 1530. The Company does not expect there to be any other material impact on the Consolidated Financial Statements upon adoption of the new standards.

CICA sections 3862 and 3863 are effective for annual and interim periods beginning on or after October 1, 2007.

Note 28 RECENT ACCOUNTING PRONOUNCEMENTS continued

Accounting Changes

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007.

Variable Interest Entities

The Emerging Issues Committee (EIC) issued EIC Abstract 163 - Determining the Variability to be Considered in Applying AcG 15. This Abstract, which is harmonized with the equivalent United States FASB Staff Position (FSP) FIN 46(R) - 6 - Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), provides guidance on how an enterprise should determine the variability to be considered in applying AcG 15 - Consolidation of Variable Interest Entities. The Abstract is to be applied prospectively to all entities with which an enterprise first becomes involved and to all entities previously required to be analyzed under AcG 15 when a reconsideration event has occurred beginning the first day of the first reporting period beginning on or after January 1, 2007.

Stripping Costs Incurred During Production

The EIC issued EIC Abstract 160 - Stripping Costs Incurred in the Production Phase of a Mining Operation. The Abstract provides that stripping costs incurred during production should be accounted for as a variable production cost and included in the costs of inventory extracted during the period unless the stripping activity represents a betterment to the mineral property. In that instance, the portion considered to be a betterment would be capitalized as part of the cost of the mine and amortized using the unit of production method over the reserves that directly benefit from the specific stripping activity. The Abstract may be applied prospectively or retrospectively and is effective for all stripping costs incurred in fiscal periods beginning after July 1, 2006. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

United States

Fair Value Measurements

The FASB issued SFAS 157 - Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact of this Statement.

Accounting for Servicing of Financial Assets

The FASB issued SFAS 156 - Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140. This Statement requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value. The Statement is effective for fiscal years beginning after September 15, 2006. The Company does not expect there to be a material impact on the Consolidated Financial Statements upon adoption of the Statement.

Accounting for Certain Hybrid Financial Instruments

The FASB issued SFAS 155 - Accounting for Certain Hybrid Financial Instruments. This Statement amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities. The Statement provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. The Statement is effective for all instruments acquired, issued or subject to a re-measurement event occurring in years beginning after September 15, 2006. The Company does not expect there to be a material impact on the Consolidated Financial Statements upon adoption of the Statement.

Note 28 RECENT ACCOUNTING PRONOUNCEMENTS continued

Accounting for Uncertainty in Income Taxes

The FASB issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Only tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal periods beginning after December 15, 2006 and the provisions of the Interpretation must be applied to all tax positions upon initial adoption. The Company is in the process of assessing the impact of this Interpretation.

Sales Taxes

The Emerging Issues Task Force (EITF) issued EITF Abstract 06-3 - How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is Gross versus Net Presentation). The Abstract allows an entity to adopt a policy of presenting taxes that are externally imposed on revenue producing transactions on either a gross or net basis, but requires that the entity disclose its accounting policy regarding presentation of such taxes in the notes to the financial statements. The Abstract is effective for fiscal periods beginning after December 15, 2006 and retrospective application is required. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.